# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 17 Education & Technology Group Inc., CIK 0001821468
CUSIP: 81807M304
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0001843196
Persons authorized to receive notices and communications: Andy Chang Liu, 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, China (F4), 100102, 0086 10 6479 6786

## Reporting persons
- Andy Chang Liu (CIK 0001843196): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 218,374,436; shared voting power 0; sole dispositive power 218,374,436; shared dispositive power 0; aggregate amount beneficially owned 218,374,436 (40.5% of the class)
  Comment: Note to 7, 9, 11: Represents (i) 11,100 Class A ordinary shares held in the form of ADSs, (ii) 58,453,168 Class B ordinary shares held by Fluency Holding Ltd., a British Virgin Islands limited liability company, and (iii) 18,363,336 Class A ordinary shares, among which 111,000 Class A ordinary shares were held in the form of ADS, and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited, a British Virgin Islands limited liability company. Fluency Holding Ltd. is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. The business address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Future Glory Technology Holdings Limited is wholly-owned by Future Adventures Investment Holdings Limited, a company incorporated under the laws of British Virgin Islands and wholly-owned by Mr. Andy Chang Liu. The business address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. An aggregate of 6,611,302 Class B ordinary shares held by Fluency Holding Ltd. and 18,252,336 Class A ordinary shares and 141,546,832 Class B ordinary shares held by Future Glory Technology Holdings Limited have been pledged as collateral for certain secured loans.
  
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares beneficially owned by Mr. Andy Chang Liu represents 94.9% of the total outstanding voting power.
- Fluency Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 58,453,168; shared voting power 0; sole dispositive power 58,453,168; shared dispositive power 0; aggregate amount beneficially owned 58,453,168 (10.8% of the class)
  Comment: Note to 7, 9, 11: Represents 58,453,168 Class B ordinary shares directly held by Fluency Holding Ltd.
  
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares held by Fluency Holding Ltd. represents 27.7% of the total outstanding voting power.
- Future Glory Technology Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF), other (OO); sole voting power 159,910,168; shared voting power 0; sole dispositive power 159,910,168; shared dispositive power 0; aggregate amount beneficially owned 159,910,168 (29.6% of the class)
  Comment: Note to 7, 9, 11: Represents 18,252,336 Class A ordinary shares and 141,546,832 Class B ordinary shares directly held by Future Glory Technology Holdings Limited.
  
  Note to 13: Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to thirty votes per share on all matters submitted to them for vote. The voting power of the shares held by Future Glory Technology Holdings Limited represents 67.3% of the total outstanding voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share
Name of issuer: 17 Education & Technology Group Inc.
Address of issuer's principal executive offices: 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, China (F4), 100102
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 15, 2024 (the "Original Filing," collectively with this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Mr. Andy Chang Liu, Fluency Holding Ltd. and Future Glory Technology Holdings Limited (the "Reporting Persons," and each, a "Reporting Person").
Residence or business address:
The principal business address of Mr. Liu is 16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing, 100102, People's Republic of China.
The registered office address of Fluency Holding Ltd. is Quastislcy Building, PO Box 4389, Road Town, Tortola, British Virgin Islands.
The registered office address of Future Glory Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
Present principal occupation or employment:
Mr. Andy Chang Liu is the chairman of the board of directors and the chief executive officer of the Issuer.
Fluency Holding Ltd. is principally an investment holding vehicle and is wholly owned by Simple Prosperity Limited, which is wholly owned by Vista Trust (Singapore) Pte. Limited, the trustee of Sunny Trust. Mr. Andy Chang Liu is the settler of Sunny Trust, and Mr. Andy Chang Liu and his family members are the beneficiaries of Sunny Trust. Mr. Liu is the sole director of Fluency Holding Ltd. Fluency Holding Ltd. does not have any executive officers.
Future Glory Technology Holdings Limited is principally an investment holding vehicle and is indirectly wholly-owned by Mr. Liu. Mr. Liu is the sole director of Future Glory Technology Holdings Limited. Future Glory Technology Holdings Limited does not have any executive officers.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Liu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 25, 2025, Mr. Andy Chang Liu, founder, chairman of the board of directors and the chief executive officer of the Issuer, entered into a share purchase agreement with the Issuer, under which Mr. Liu agreed to subscribe for 18,252,336 Class A ordinary shares and 83,093,664 Class B ordinary shares of the Issuer at a subscription price equal to the average closing price per ordinary share for the 30 trading days preceding March 28, 2025 (the "Share Subscription"). The per share purchase price is US$0.03974 per ordinary share, and the aggregate consideration for the Share Subscription amounted to US$4,027,774.81. The Share Subscription was closed, and the subscribed shares were issued to Mr. Liu, on August 13, 2025. The source of funds for the Share Subscription was certain funds obtained by Mr. Liu pursuant to certain loan agreement entered into between Mr. Liu and a third-party individual creditor, Ms. Shulan Xie. The loan, with the principal amount of RMB28.9 million, is interest free and shall mature upon the third year anniversary of the loan drawdown date. In connection with the loan, Future Glory Technology Holdings Limited entered into a deed of share charge with the creditor with respect to the charge of 18,252,336 Class A ordinary shares and 83,093,664 Class B ordinary shares in favor of the creditor. The share purchase agreement between the Issuer and Mr. Liu is attached hereto as Exhibit E. The loan agreement between Mr. Liu and the creditor is attached hereto as Exhibit F. The deed of share charge between Future Glory Technology Holdings Limited and the creditor is attached hereto as Exhibit G. Each of such agreements is incorporated herein by reference in its entirety.
On August 5, 2025, Future Glory Technology Holdings Limited purchased a total of 220 ADSs representing 11,000 Class A ordinary shares in the open market. The ADSs were purchased at a price of US$1.84950 per ADS, amounting to an aggregate purchase price of US$406.89. On August 6, 2025, Future Glory Technology Holdings Limited purchased a total of 2,000 ADSs representing 100,000 Class A ordinary shares in the open market. The ADSs were purchased at a price of US$1.84962 per ADS, amounting to an aggregate purchase price of US$3,699.23. The source of the funds for purchases of ADSs by Future Glory Technology Holdings Limited was personal funds of Mr. Liu.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Share Subscription and the purchases of ADSs on the open market were made for investment purposes.
Except as set forth in this Statement or in the transaction documents described herein, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons hereto intends to review its shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference. Such information is based upon on an aggregate of 438,296,989 issued and outstanding ordinary shares (being the sum of 321,390,653 Class A ordinary shares and 116,906,336 Class B ordinary shares) of the Issuer as of June 30, 2025 as provided by the Issuer and taking into consideration of 18,252,336 Class A ordinary shares and 83,093,664 Class B ordinary shares issued pursuant to the transaction disclosed herein as a single class.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 and Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.
To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
E Share Purchase Agreement between the Issuer and Mr. Andy Chang Liu, dated March 25, 2025
F English Translation of the Loan Agreement between Mr. Andy Chang Liu and Ms. Shulan Xie, dated August 7, 2025
G English Translation of the Deed of Share Charge between Future Glory Technology Holdings limited and Ms. Shulan Xie, dated August 13, 2025

## Signatures
- Andy Chang Liu: /s/ Andy Chang Liu, Andy Chang Liu (08/15/2025)
- Fluency Holding Ltd.: /s/ Andy Chang Liu, Andy Chang Liu, Director (08/15/2025)
- Future Glory Technology Holdings Limited: /s/ Andy Chang Liu, Andy Chang Liu, Director (08/15/2025)